CORPORATE GOVERNANCE GUIDELINES

A Governance Philosophy for the Long Run
Old Republic is an independent, for-profit business. The Company's operations are guided in the spirit of the American free enterprise system and of the public interest vested in a risk taking insurance business. Our Mission is to provide quality insurance security and related services to businesses, individuals, and public institutions and be a dependable long-term steward of the trust our policyholders and shareholders place in us.
As a publicly held corporation, we are required to publish our results each quarter and year. We do so, however, with full appreciation that their meaning can be gauged only in the context of a long-term perspective. The insurance business is distinguished from most others in that the prices (premiums) charged for various coverages are set without certainty of the ultimate claim costs and other benefits that will emerge or be incurred, often many years after issuance of a policy. This fact casts Old Republic's business as a long-term undertaking which is managed with a primary focus on the achievement of favorable underwriting results over time.
The ability to obtain favorable underwriting results is highly dependent on the intellectual capital and business relationships of the Company's associates. The combined shareholders' capital and investable funds emanating from underwriting operations are managed in support of the risk exposures taken and the long-term promises of financial indemnity made to assureds.
Old Republic's governance is necessarily aligned with the nature of its business. The significant underpinnings of this orientation are:

•	Adherence to governance and management practices that promote a reliable and stable environment for delivering on our promises of financial indemnity many years into the future.

•	Commitment to the creation of long-term shareholder value measured by growth of equity and cash dividends per share, return on equity, and growth of earnings.

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Maintenance of sufficient additional capital to meet unexpected claims or underwriting adversities, to provide greater assurance of cash dividend continuity, and to secure necessary funding of new businesses at opportune times.

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Encouragement of long-term financial and merit-based career commitments by associates at all levels of the organization as well as Board members, to best secure customer relationships and retention of intellectual capital.

Key Elements of our Company's Governance
Governance Overview: Governance of the business is centered in the Board of Directors whose members are elected by the shareholders as owners of the Company's stock. The Board has the ultimate decision-making authority on all Company matters except those specifically reserved for the shareholders, and those inherently delegated to management. The Board selects the Company's Chief Executive Officer and appoints other senior management associates upon recommendation of the CEO. Management has sole responsibility for conducting the Company's business and is so accountable.
Board of Directors' Responsibilities: It is the basic responsibility of each director to exercise his or her business judgment in a manner reasonably believed to be in the best interests of the Company and its shareholders. Each director owes the Company and its shareholders a duty of loyalty and a duty of due care. As a board, the Board of Directors' main function is to oversee the Company's operations. Directly and through several committees operating cohesively, the Board is charged with the following oversight duties:

•	Ascertain that strategies and policies are in place to encourage the growth of consolidated earnings and shareholders equity over the long haul, while increasing the Company's regular dividend payout;

•	Ascertain that the Company's business is managed in a sound and conservative manner that takes into account the public interest vested in its insurance subsidiaries;

•	Provide advice and counsel to management on business opportunities and strategies;
•Review and approve major corporate transactions;

•	Monitor the adequacy of the Company's internal control and financial reporting systems and practices to safeguard assets and to comply with applicable laws and regulations;

•	Ascertain that appropriate policies and practices are in place for managing the identified risks faced by the enterprise;

•	Evaluate periodically the performance of the Chairman and Chief Executive Officer in the context of the Company's mission and performance metrics;

•	Review and approve senior management's base and incentive compensation taking into account the business' performance gauged by its return on equity and growth of operating earnings;

•	Review periodically senior management development and succession plans at corporate and operating subsidiary levels;

•	Select and recommend for election by the shareholders candidates deemed qualified for Board service; and

•	Select and retain independent auditors for the principal purpose of expressing their opinion on the annual financial statements of the Company and its subsidiaries.
Director Qualification Standards: In considering director candidates (both new candidates and current Board members), the Board of Directors, through the Governance and Nominating Committee, seeks to identify candidates who, at a minimum, will satisfy the requirements for director independence, who are, or have been, senior executives of businesses or professional organizations, and who have significant business, financial, accounting and/or legal backgrounds useful to the Company's operations, markets and customer services. Additionally, the Board looks for candidates possessing certain critical personal characteristics, most importantly, (i) intelligence, honesty, good judgment, high ethics and standards of integrity, fairness and responsibility, (ii) respect within the candidate's social, business and professional community for his or her integrity, ethics, principles and insights; (iii) demonstrated analytic ability; and

(iv) ability and initiative to frame insightful questions, to speak out when appropriate, to challenge questionable assumptions, and to disagree in a constructive fashion.
The Company's insurance business is conducted through four insurance segments which, in the aggregate, are broadly diversified as to type of coverages and services provided. Each of the segments' insurance subsidiaries is highly regulated by state and federal governmental agencies as to their capital requirements, financial leverage, business conduct, and accounting and financial reporting practices. In part as the result of the specialized nature of its businesses and their regulation, it is the Company's view that at least two to four years are normally required for a new director to develop sufficient knowledge of the business to become a fully productive and effective contributor to the Company's governance. Reflecting this, each director is expected to serve one or more three-year terms on the Company's Board, that of one or more of its key insurance subsidiaries, and on one or more Board committees. The commitment of a substantial expenditure of time for meetings, preparation therefor, and related travel is essential to the performance of a director's responsibilities. Each director is expected to regularly prepare for and attend the meetings of the Board and Committees on which he or she serves. Owing to the risk taking nature of much of the Company's business, a demonstrated long-term orientation in a Board candidate's business dealings and thought process is considered very important.
With a few standing exceptions, no director may be slated for election on or after December 31st of the year in which he or she attains age 75. It is the Company's longer-term objective to reduce the size of its Board to between nine and eleven members and to aim for at least 80% representation by independent directors.
Classified Board of Directors: The Company's Board of Directors has been classified into three classes for several decades. Excepting the possibility of uneven distribution among the classes, one-third of the Board is therefore elected annually. This organizational structure is intended to promote continuity and stability of strategy and management for the best long-term interests of investors in the Corporation's securities, insurance policyholders, and other stakeholders.
Board Committees: A majority of Old Republic's Board members satisfy the criteria of independence following the rules of the New York Stock Exchange. Membership on the Company's Audit, Compensation, and Governance and Nominating committees consists exclusively of independent directors. The members and chairpersons of these committees are recommended each year to the Board by the Governance and Nominating Committee in consultation with the Chairman and CEO. Each of the three committees has the authority to retain independent advisors or counsel as necessary and appropriate in the fulfillment of their duties. The chairpersons set the agenda of their respective committees' meetings in consultation with the Chairman and CEO.
The Executive Committee has oversight duties pertaining to such matters as general corporate finance and capital management, investment and dividend policies, operating strategy and enterprise risk management, and succession planning. The Committee is also empowered to exercise the Board's authority in certain regards between scheduled meetings. The Committee is currently made up of four independent directors and the Chairman and CEO.
The independent directors, who elect a lead director from among their numbers, meet periodically in executive sessions without management directors or other managers present. Such meetings can address any number of topics including auditors' reports and comments, CEO and senior management performance and compensation, industry issues and their possible impact on the Company's prospects, meeting agendas, and Board performance self evaluations.
Size of Board of Directors: The board is composed of eleven persons of whom nine qualify as independent.

Multiple Boards: Company policy prohibits directors from sitting on the boards of more than two other public companies.
Director Access to Management. Directors have full and free access to the Company's management. Directors are expected to use their judgment on accessing management to ensure that any such contact is not disruptive to the Company's operations. Key members of management report at Board and committee meetings on a regular basis, providing directors with additional insight into matters under consideration.
Job Changes: Company policy requires directors to submit a letter of resignation in the event they change jobs or in the event of a conflict of interest with any other board or activity.
Director's Compensation: The compensation of directors is reviewed annually, and any changes are based on recommendations of the Compensation Committee in consultation with the CEO and any independent consultant retained by the Compensation Committee for that purpose. The Compensation Committee's recommendations are, in turn, voted upon by the entire Board. Non-management directors also serve as directors of the Company's regulated subsidiaries, and the fees paid to them by the Company cover their service on such subsidiaries' boards and related committees. Directors who are also employees of the Company or its subsidiaries receive no compensation for their services as directors. Non-management directors are not currently eligible for stock awards, stock options, incentive compensation awards, deferred compensation awards, pensions or any other compensation programs or arrangements which the Company might offer to its employees or those of its subsidiaries. Nor may independent directors receive any form of remuneration from the Company other than director's fees in order to remain qualified as independent in the Company's judgment.
Director Orientation and Continuing Education: New directors receive a broad array of information upon becoming a member in order to familiarize them with, among other things, the Company's business, strategic plans, significant financial, accounting and management issues, compliance programs, conflicts policies, Code of Business Conduct and Ethics, Corporate Governance Guidelines, principal officers and independent auditors. The Company supports the directors taking advantage of and attending director education programs whenever convenient and appropriate.
Management Succession: The Governance and Nominating Committee will periodically review the Company's succession plans with respect to the Chief Executive Officer's retirement as well as in the event of his or her sudden incapacitation or departure. The Board as a whole will periodically review the Company's and its subsidiaries' succession plans for senior officers.
Annual Performance Evaluation of the Board: The entire Board of Directors and each of its standing committees will conduct an annual self-evaluation. The Governance and Nominating Committee will receive comments from all directors and report on same to the Board annually.
The Chairman and Chief Executive Officer: Old Republic has a long-standing policy that the positions of Chairman and Chief Executive Officer be held by the same person. An exception to this policy can occur temporarily in unusual circumstances or during transitions of authority.
The Company speaks with one voice through its Chairman and CEO. He or she is responsible for establishing effective communications with Old Republic's shareholders and other stakeholders. The Chairman and CEO sets the agenda for Board meetings. Various matters considered at Board Committee levels are included on the agenda. Any Board member may request that a particular subject be included on the agenda, however.
Shareholder Rights Plan: The Company maintains a Common Share Purchase Rights Plan for the benefit of its shareholders of record. The Plan represents a sound and reasonable means of protecting the interests of shareholders and other stakeholders. The rights can be activated in the face of a possible takeover attempt that does not treat all shareholders equally, that disregards the Company's true value, or that exhibits self-dealing, coercive behavior or agenda-driven objectives and intents inimical to the best short or long-term interests of stakeholders, including both shareholders and the Company's insureds.
Alignment of Interests with the Shareholders: Old Republic has policies which encourage its directors and senior executives, as well as other associates at all levels of the organization to maintain a meaningful, at risk, economic interest in the Company. This is accomplished through their direct ownership of the common stock, through participation in stock-based incentive compensation plans such as the Old Republic Employee Savings and Stock Ownership Plan ("ESSOP"), through deferred compensation commitments, and through long-term stock option arrangements. By these means, the Company believes that their economic interests are most aligned with those of the shareholders. As of early 2012 , the sum total of all such commitments, most of which consisted of investments in Old Republic's common stock, amounted to approximately 10% of the Company's stock market capitalization.